UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 2016

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On April 5, 2016, Fuwei Films (Holdings) Co., Ltd., a company incorporated in the Cayman Islands (the “Company”) announced that Mr. Xiuyong Zhang had given notice of his resignation as the Company’s Chief Financial Officer and director, effective March 31, 2016. The Board of Directors of the Company accepted Mr. Zhang’s resignation on March 30, 2016 and appointed Mr. Benjie Dong to serve as the Company’s Chief Financial Officer effective April 1, 2016. The resignation of Mr. Zhang was not due to any disagreements between Mr. Zhang and the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Dong has been a director of Shandong SNTON Group Co., Ltd. (“SNTON Group”) since December 2012, and the vice president of SNTON Group since October 2005. From October 2005 to December 2012, Mr. Dong was the vice general manager and head of the finance department of SNTON Group and he was the finance minister of SNTON Group from May 2003 to October 2005. Prior to this, he was the vice finance minister of SNTON Group from June 2000 to May 2003. Mr. Dong joined SNTON Group in March 1996 as an accountant until June 2000. Prior to joining Shandong SNTON Group, he worked at Shandong Kenli County Oil Chemical Factory as an accountant from October 1995 to March 1996. Mr. Dong studied Business Management and received his postgraduate degree from the City University of Macau in 2009. From 2002 to 2005, he studied Economics and Management and received his bachelor degree from Shandong University of Technology. From 1997 to 1999, Mr. Dong studied Economics and Management and received his college degree from the Shandong Provincial Committee Party School. From 1993 to 1995, Mr. Dong studied at Dongying Television University where he obtained his degree in accounting.

The Company does not have an employment agreement with Mr. Dong. Other than the SNTON Group, there is no understanding or arrangement between Mr. Dong and any director, officer or any other person pursuant to which such person was appointed as a director or an officer of the Company. In May 2014, the Company borrowed RMB15,000,000 from SNTON Group, where Mr. Dong has been a director since December 2012 and vice president since October 2005, solely for the purpose of purchasing raw materials. The interest was calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. In March 2015, the Company entered into a supplemental agreement with SNTON Group pursuant to which the Company agreed to pay off the principle of this loan plus interest upon availability of new loans from banks or other financial institutions. In May 2015, SNTON Group provided the Company with an additional loan for the amount of RMB10,000,000.

A copy of the press release announcing resignation of Mr. Zhang and appointment of Mr. Dong as the new Chief Financial Officer of the Company is attached hereto as Exhibit 99.1.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1 Press Release dated April 5, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Zengyong Wang
Name:	Zengyong Wang
Title:	Chairman, Chief Executive Officer

Dated: April 5, 2016